SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

March 8, 2019

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on March 8, 2019.

Autonomous City of Buenos Aires, March 8th 2019.

To

BYMA

Re.: Sect. 62 BYMA Listing Rules and Regulations

Dear Sirs,

In compliance with the provisions set forth in Sect. 62 of the rules in force, we hereby provide the following information regarding the financial statement as of December 31st 2018:

Figures in thousand AR$

(i) Income for the year – Profit	15,776,892
Attributable to company’s shareholders – Profit	15,729,243
Attributable to non-controlling interests	47,649
(ii) Other comprehensive income - Profit	338,506
(iii) Total income for the period - Profit	16,115,398
Attributable to company’s shareholders – Profit	16,067,769
Attributable to non-controlling interests	47,629

(iv) Net Shareholders’ Equity	54,637,952
Capital stock	669,663
Stock issuance premium	12,428,461
Adjustments to Shareholders’ Equity	4,511
Other comprehensive income	543,086
Legal Reserve	6,872,687
Optional Reserve	15,123,250
Retained Earnings – Profit	18,993,985
Attributable to non-controlling interests	2,309

Proposals regarding the distribution of cash dividends and/or dividends in kind, capitalization of profits, capital monetary adjustments and other aspects and the creation of reserve funds:

The Board of Directors resolved to submit the following proposal as to:

a) Distribution of cash dividends: AR$ 10 per outstanding share, totaling AR$ 6,393,977,460, out of the optional reserve fund for future profit distributions.

Such amount represents 1,000% of the Bank's outstanding capital stock of AR$ 639,397,746.

b)  Capitalization of profits, capital monetary adjustments and other aspects: no proposals submitted.

c) Creation of reserve funds: the aggregate Retained Earnings of AR$ 19,204,911,966.83 shall be applied as follows: a)AR$ 3,145,848,599.32 to the Legal Reserve Fund; b) AR$ 3,475,668,970.21 to the Statutory Reserve Fund - Special for first-time application of IFRS, pursuant to Communication "A" 6618 issued by the Central Bank of the Republic of Argentina; and c) AR$ 12,583,394,397.30 to the Optional Reserve Fund for future profit distributions, pursuant to Communication “A” 5273 issued by the Central Bank of the Republic Argentina.

Below please find information on the percentage of capital stock and voting rights of Banco Macro S.A.:

Shareholder Name	Percentage of capital stock	Percentage of voting rights
Other shareholders (Foreign Stock Exchange)	28.77%	26.96%
ANSES-F.G.S. Law Nº 26.425	27.49%	25.77%
Delfín Jorge Ezequiel Carballo	16.68%	18.37%
Jorge Horacio Brito	16.59%	18.55%
Other shareholders (Local Stock Exchange)	6.15%	6.30%
Own shares in portfolio	4.32%	4.05%

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 8, 2019

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer